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                             MIAMI SUBS CORPORATION

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     A Special Meeting of Shareholders of Miami Subs Corporation, a Florida corporation, will be held at The Westin Fort Lauderdale Hotel, 400 Corporate Drive, Fort Lauderdale, Florida, on Thursday, September 30, 1999 at 10:00 a.m., local time, to consider and act on the following matters:

          1. The approval and adoption of the Agreement and Plan of Merger, dated as of January 15, 1999, as amended, by and among Miami Subs, Nathans Famous, Inc. and Miami Acquisition Corp., a wholly-owned subsidiary of Nathans, under which:

             (A) Miami Acquisition Corp. will merge with and into Miami Subs, as a result of which Miami Subs will become a wholly-owned subsidiary of Nathans,

             (B) each outstanding share of Miami Subs common stock will be converted into the right to receive a fraction of a share of Nathans common stock having a value of $2.068, but no more than one share of Nathans common stock for each two shares of Miami Subs, except that shares held by Nathans or in the treasury of Miami Subs and shares with respect to which dissenters' rights are properly exercised will not be converted, and

             (C) one warrant to purchase one share of Nathans common stock at an exercise price of $6.00 will be granted to a Miami Subs shareholder for each four shares of Nathans common stock the shareholder is entitled to receive.

          2. Any other matters that properly come before the meeting or any adjournment or postponement of the meeting.

     Shareholders of record of Miami Subs common stock at the close of business on August 16, 1999, are entitled to notice of, and to vote at the meeting or at any adjournment or postponement of the meeting with respect to approval of the merger agreement. A list of these shareholders will be available for inspection for ten days preceding the meeting at the office of the Secretary of Miami Subs, 6300 NW 31st Avenue, Fort Lauderdale, Florida, and will be available for inspection at the meeting itself. Approval of the merger agreement will require the affirmative vote of the holders of a majority of the shares of Miami Subs common stock outstanding as of the record date.

     Any shareholder who does not vote in favor of the merger agreement will have the right under Florida law to dissent to the merger and obtain the fair value in cash of its shares of Miami Subs common stock instead of accepting the merger consideration of Nathans common stock and warrants.
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     The board of directors of Miami Subs recommends that you vote in favor of the merger agreement, which is described in detail in the attached joint proxy statement/prospectus. Please sign, date and promptly return the enclosed proxy card in the enclosed postage paid envelope, whether or not you expect to attend the meeting.

                                          By Order of the Board of Directors,
                                          Jerry Woda
                                          Secretary
Fort Lauderdale, Florida
August 19, 1999

WHETHER OR NOT YOU EXPECT TO ATTEND THE MIAMI SUBS MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.